Mail Stop 4561

July 3, 2007

VIA U.S. MAIL AND FAX (312) 922-6320

Michael Havala
Chief Financial Officer
First Industrial, L.P.
311 S. Wacker Drive, Suite 4000
Chicago, IL 60606

>   **Re: First Industrial, L.P.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 1, 2007**
>   **Form 8-K Filed April 30, 2007**
>   **File No. 333-21873**

Dear Mr. Havala:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

1.   We note that you did not discuss liquidity and capital resources for the year ended December 31, 2005, specifically for operating, investing and financing activities. Please explain how you have complied with Item 303 of Regulation S-K in determining that it was not necessary to provide a discussion of liquidity and capital resources for all periods presented in your financial statements.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 56

2.   We note you include opinions and consents from PricewaterhouseCoopers LLP here and in your Form 8-K filed April 30, 2007, which do not appear to be signed by PricewaterhouseCoopers LLP. In future filings, please request that your auditors include evidence that their opinions and consents are signed.

Consolidated Statements of Operations, page 59

3.   Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically address classifying the gain on sale of real estate below income from discontinued operations.

Consolidated Statement of Cash Flows, page 62

4.   We note that you made distributions on common stock well in excess of cash flow from operating activities during the year ended December 31, 2006. Please discuss the source(s) of these distributions, within the *Liquidity and Capital Resources* section of your *Management's Discussion and Analysis of Financial Condition and Results of Operations*, as this disparity raises concerns about the sustainability of distributions into the future.

Notes to Consolidated Financial Statements

Note 6. Mortgage Loans Payable, Net, Senior Unsecured Debt, Net and Unsecured Lines of Credit

Senior Unsecured Debt, Net, page 78

5.   We note you entered into capped call transactions, and recorded your payment of $6.8 million as a reduction in equity. Please tell us your basis for your current accounting treatment of the capped call transaction and how you considered the guidance in EITF 00-19. Within your response, specifically tell us how you will settle these transactions.

Note 18. Pro Forma Financial Information (unaudited), page 97

6.   Please tell us management's basis for excluding acquisitions from your pro forma results which were leased back to the seller. Additionally, please address the same exclusion from your pro forma financial statements provided in your April 30, 2007 Form 8-K.

Schedule III, page S-1

7.   We note you have provided schedule III for your real estate assets. It does not appear you have all the required items in your schedule, specifically the date acquired column and depreciable lives information. We also note you have not segregated your acquisitions, construction costs and improvements on page S-25. Refer to Rule 5-04 of Regulation S-X.

Form 8-K filed April 30, 2007

Pro Forma Financial Information, page 46

8.   We note you have an adjustment for income tax expense allocable to continuing operations. Please tell us and disclose the nature of this adjustment and how you complied with Article 11 of Regulation S-X for determining the amount of this adjustment.

9.   Please tell us why it is appropriate to adjust the historical statements of operations for interest expense and preferred unit distributions related to your 2016 notes, 2011 exchangeable notes, series j preferred units, and series k preferred units, as they do not appear to be directly attributable to the acquisition of these properties.

10.   We note you did not include a pro forma adjustment for straight-line rental
        revenue to re-set each tenant lease term to January 1, 2006. Please tell us how
        you complied with Article 11 of Regulation S-X or tell us why you believe it was
        not necessary to include such an adjustment.

                                    *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief